EXHIBIT I
TEEKAY LNG PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
EARNINGS RELEASE
TEEKAY LNG PARTNERS REPORTS SECOND QUARTER RESULTS AND INCREASES CASH DISTRIBUTION BY 15%

Highlights

▪	Declared a cash distribution of $20.6 million, or $0.53 per unit, for the second quarter, up 15% from the previous quarter
▪	Generated $22.2 million in distributable cash flow, up from $17.9 million in the previous quarter
▪	Net income of $2.5 million includes a $5.7 million unrealized foreign exchange loss, which has no impact on cash flow
▪	Teekay Corporation signed a letter of intent to charter four newbuilding LNG carriers for a period of 20 years

Nassau, The Bahamas, August 1, 2007 - Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported net income of $2.5 million for the quarter ended June 30, 2007, compared to a net loss of $15.5 million for the quarter ended June 30, 2006. The results for the second quarters of 2007 and 2006 included foreign currency translation losses of $5.7 million and $20.3 million, respectively, primarily relating to long-term debt denominated in Euros.

Net income for the six months ended June 30, 2007 was $3.9 million, compared to a net loss of $14.8 million for the same period last year. The results for the first half of 2007 and 2006 included foreign currency translation losses of $10.5 million and $28.2 million, respectively, relating to long-term debt denominated in Euros.

The Partnership’s Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs.  As a result, the Partnership currently is not exposed materially to foreign currency fluctuations.  However, for accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period.  This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency exchange gains or losses in the income statement, as reflected in the foreign currency exchange losses discussed above for the three and six months ended June 30, 2007 and 2006, respectively.

Declaration of Cash Distribution

During the three months ended June 30, 2007, the Partnership generated $22.2 million of distributable cash flow(1), compared to $17.9 million for the first quarter of 2007.

For the quarter, the Partnership raised its quarterly cash distribution by 15% to $0.53 per unit ($2.12 per unit on an annualized basis), from $0.4625 per unit ($1.85 per unit on an annualized basis) for the pervious quarter. This increase reflects the delivery of the RasGas II liquefied natural gas (LNG) carriers in November 2006 and the first quarter of 2007, and the acquisition of a liquefied petroleum gas (LPG) carrier, the Dania Spirit, in January 2007. The cash distribution is payable on August 14, 2007 to all unitholders of record on August 9, 2007.

Angola LNG Project

Today, Teekay Corporation (Teekay), the parent of Teekay LNG’s general partner, announced that a consortium in which it has a 33% interest has signed a letter of intent to charter four newbuilding 160,400 cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, and Total.  Final award of the charter contract is still subject to certain conditions, which are expected to be met by September 30, 2007.  The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011.

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships.  Please see Appendix A for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd. have 34% and 33% interests in the consortium, respectively.

In accordance with existing agreements, Teekay is required to offer to Teekay LNG its 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels.

Operating Results

The following table highlights certain financial information for Teekay LNG’s segments;  the Liquefied Gas Segment and the Suezmax Segment (please read the “Teekay LNG Partners’ Fleet” section of this release below and Appendix B for further details):

	Three Months Ended June 30, 2007 (unaudited)			Three Months Ended June 30, 2006 (unaudited)
(in thousands of U.S. dollars)	Liquefied Gas Segment	Suezmax Segment	Total	Liquefied Gas Segment	Suezmax Segment	Total

Net voyage revenues	44,084	20,924	65,008	22,119	19,765	41,884

Vessel operating expenses	8,094	5,836	13,930	4,915	4,852	9,767
Depreciation & amortization	11,551	5,004	16,555	7,756	4,987	12,743

Cash flow from vessel operations*	34,119	13,200	47,319	15,920	13,199	29,119

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense.  Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas Segment increased to $34.1 million for the second quarter of 2007, compared to $15.9 million for the second quarter of 2006, primarily due to the delivery of the three RasGas II LNG carriers, which commenced their 20-year fixed-rate charters in the fourth quarter of 2006 and the first quarter of 2007, and the acquisition of the Dania Spirit LPG carrier from Teekay in January 2007.

Suezmax Segment

Cash flow from vessel operations from the Partnership’s Suezmax tankers for the second quarter of 2007 remained unchanged from the same period last year.

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Future LNG/LPG Projects

Below is a summary of LNG and LPG newbuildings which the Partnership has agreed to acquire:

RasGas 3

The Partnership has agreed to acquire Teekay’s 40% interest in four 217,000 cubic meter LNG newbuilding carriers scheduled to deliver during the second quarter of 2008.  Upon their deliveries, the vessels will provide transportation services to Ras Laffan Liquefied Natural Gas Co. Limited (3) (RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum, at fixed rates, with inflation adjustments, for a period of 25 years, with options exercisable by RasGas 3 to extend up to a total of 35 years. Teekay’s joint venture partner, Qatar Gas Transport Company, owns the remaining 60% interest in these vessels.

Skaugen LPG Carriers

The Partnership has agreed to acquire three LPG carriers from IM Skaugen ASA Group (Skaugen) that are currently under construction and will be purchased upon their delivery from the shipyard in early 2008 and mid-2009.  Upon their delivery, the vessels will commence service under 15-year fixed-rate charters to Skaugen.

Tangguh

The Partnership has agreed to acquire Teekay’s 70% interest in two 155,000 cubic meter LNG newbuilding carriers scheduled to deliver during late 2008 and early 2009.  Upon their deliveries, the vessels will provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia at fixed rates, with inflation adjustments, for a period of 20 years.  An Indonesian joint venture partner owns the remaining 30% interest in these vessels.

Teekay LNG's Fleet

The following table summarizes the Partnership’s fleet as of July 31, 2007:

	Number of Vessels
	Delivered Vessels	Committed Vessels	Total
LNG Carrier Fleet	7	6(1)	13

LPG Carrier Fleet	1	3(2)	4

Suezmax Tanker Fleet	8	-	8
Total	16	9	25

(1)
Represents the 40% interest in four LNG newbuilding carriers relating to the RasGas 3 LNG project and the 70% interest in two LNG newbuilding carriers relating to the Tangguh LNG project, as described above.

(2)	Represents the three Skaugen LPG carriers currently under construction, as described above.

Liquidity

As of June 30, 2007, the Partnership had total liquidity of $451.8 million, comprising $29.9 million in cash and cash equivalents and $421.9 million in undrawn medium-term revolving credit facilities, up from $376.7 million in the previous quarter as a result of a follow-on public offering in May 2007, which generated net proceeds of approximately $86 million.
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About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.  Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of thirteen LNG carriers, four LPG carriers and eight Suezmax class crude oil tankers. Six of the thirteen LNG carriers are newbuildings scheduled for delivery between mid-2008 and early 2009.  Three of the four LPG carriers are newbuildings scheduled for delivery between early 2008 and mid-2009.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

Earnings Conference Call

The Partnership plans to host a conference call at 10:00 a.m. ET on Friday, August 3, 2007, to discuss the Partnership’s results and the outlook for its business activities. All unitholders and interested parties are invited to listen to the live conference call and view the Partnership’s earnings presentation through the Partnership’s web site at www.teekaylng.com.  The Partnership plans to make available a recording of the conference call until midnight August 10, 2007 by dialing (866) 245-6755 or (416) 915-1035, access code 776431, or via the Partnership’s web site until September 4, 2007.

For Investor Relations enquiries contact:
Dave Drummond
Tel:  +1 (604) 609-6442

For Media enquiries contact:
Alana Duffy
Tel:  +1 (604) 844-6605

Web site:  www.teekaylng.com

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TEEKAY LNG PARTNERS L.P. SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS) (in thousands of U.S. dollars, except unit data)
Three Months Ended	Six Months Ended
	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	65,282	58,329	42,534	123,611	86,675

OPERATING EXPENSES
Voyage expenses	274	266	650	540	927
Vessel operating expenses	13,930	13,821	9,767	27,751	18,728
Depreciation and amortization	16,555	15,819	12,743	32,374	25,402
General and administrative	3,759	3,518	2,998	7,277	6,093
	34,518	33,424	26,158	67,942	51,150
Income from vessel operations	30,764	24,905	16,376	55,669	35,525
OTHER ITEMS
Interest expense	(35,819)	(30,347)	(21,404)	(66,166)	(40,005)
Interest income	13,020	11,097	9,443	24,117	16,880
Income tax (expense) recovery	(209)	(453)	78	(662)	378
Foreign exchange loss	(5,682)	(4,800)	(20,328)	(10,482)	(28,153)
Other – net	387	1,000	309	1,387	617
	(28,303)	(23,503)	(31,902)	(51,806)	(50,283)
Net income (loss)	2,461	1,402	(15,526)	3,863	(14,758)
Limited partners’ units outstanding:
Weighted-average number of common units outstanding - Basic and diluted	21,327,360	20,240,547	20,238,072	20,786,956	20,238,072
Weighted-average number of subordinated units outstanding - Basic and diluted	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
Weighted-average number of total units outstanding - Basic and diluted	36,061,932	34,975,119	34,972,644	35,521,528	34,972,644

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TEEKAY LNG PARTNERS L.P. SUMMARY CONSOLIDATED BALANCE SHEETS (1) (in thousands of U.S. dollars)
	As at June 30, 2007 (unaudited)	As at December 31, 2006 (unaudited)
ASSETS
Cash and cash equivalents	29,894	28,871
Restricted cash – current	113,271	55,009
Other current assets	12,017	15,937
Restricted cash – long-term	650,738	615,749
Vessels and equipment	1,620,361	1,316,836
Advances on newbuilding contracts	159,500	84,184
Other assets	418,596	215,484
Intangible assets	155,499	160,064
Goodwill	39,279	39,279
Total Assets	3,199,155	2,531,413
LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	32,845	25,376
Current portion of long-term debt and capital leases	70,098	181,197
Advances from affiliates	20,222	38,939
Long-term debt and capital leases	1,744,711	1,021,182
Long-term debt related to newbuilding vessels to be delivered	274,314	266,340
Other long-term liabilities	90,889	114,153
Minority interest (2)	162,265	165,729
Partners’ equity	803,811	718,497
Total Liabilities and Partners’ Equity	3,199,155	2,531,413

(1)
With the Partnership's agreement on November 1, 2006 to acquire Teekay Corporation's 70% and 40% interests in the Tangguh and RasGas 3 projects, respectively, the Partnership is required to consolidate Tangguh and equity account for its investment in RasGas 3 under U.S. generally accepted accounting principles.

(2)	Includes 100% of the equity interest in the Tangguh project and the Partnership’s 40% equity interest in the RasGas 3 project.

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TEEKAY LNG PARTNERS L.P. SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of U.S. dollars)
	Six Months Ended June 30,
	2007 (unaudited)	2006 (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	42,701	35,056
FINANCING ACTIVITIES
Proceeds from long-term debt	443,120	129,700
Scheduled repayments of long-term debt	(17,497)	(8,447)
Prepayments of long-term debt	(160,000)	(34,000)
Increase in restricted cash	(82,685)	(431,489)
Advances from affiliate	-	15,947
Advances from joint venture partners	22,112	-
Repayment of joint venture partner advances	(3,686)	-
Cash distributions paid	(33,012)	(31,226)
Proceeds from issuance of units	86,300	(141)
Other	(931)	(2,512)
Net financing cash flow	253,721	(362,168)
INVESTING ACTIVITIES
Advances to joint ventures	(144,270)	-
Purchase of Teekay Nakilat Holdings Corporation	(53,726)	-
Purchase of Dania Spirit L.L.C.	(18,546)	-
Expenditures for vessels and equipment	(78,857)	(1,448)
Proceeds from sale of vessels and equipment	-	312,972
Net investing cash flow	(295,399)	311,524
Increase (decrease) in cash and cash equivalents	1,023	(15,588)
Cash and cash equivalents, beginning of the period	28,871	34,469
Cash and cash equivalents, end of the period	29,894	18,881

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TEEKAY LNG PARTNERS L.P. APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE (in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash interest expense, minority interest, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items.  Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership's capital assets.  Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions.  Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States.  The table below reconciles distributable cash flow to net income.

Three Months Ended June 30, 2007 (unaudited)

Net income	2,461
Add:
Depreciation and amortization	16,555
Foreign exchange loss	5,682
Non-cash interest expense	6,119
Income tax expense	209
Less:
Estimated maintenance capital expenditures	6,647
Minority interest recovery	449
Minority owners’ share of DCF before estimated maintenance capital expenditures	1,779

Distributable cash flow	22,151

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TEEKAY LNG PARTNERS L.P. APPENDIX B - SUPPLEMENTAL INFORMATION (in thousands of U.S. dollars)

	Three Months Ended June 30, 2007 (unaudited)

	Liquefied Gas Segment	Suezmax Segment	Total
Net voyage revenues (1)	44,084	20,924	65,008
Vessel operating expenses	8,094	5,836	13,930
Depreciation and amortization	11,551	5,004	16,555
General and administrative	1,871	1,888	3,759
Income from vessel operations	22,568	8,196	30,764

	Three Months Ended June 30, 2006 (unaudited)

	Liquefied Gas Segment	Suezmax Segment	Total
Net voyage revenues (1)	22,119	19,765	41,884
Vessel operating expenses	4,915	4,852	9,767
Depreciation and amortization	7,756	4,987	12,743
General and administrative	1,284	1,714	2,998
Income from vessel operations	8,164	8,212	16,376

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions.  Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies.  Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; Teekay being awarded LNG vessels and associated long-term contracts to service the Angola LNG Project and offering its interest in these vessels to the Partnership; the timing of the commencement of the RasGas 3 and Tangguh LNG projects; the timing of LNG and LPG newbuilding deliveries; and the Partnership’s exposure to foreign currency fluctuations, particularly in Euros. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the unit price of equity offerings to finance acquisitions, changes in production of LNG or LPG, either generally or in particular regions; less than anticipated revenues or higher than anticipated  costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential that the conditions for the Angola LNG Project are not met; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG project delays, shipyard production delays; the Partnership’s ability to raise financing to purchase additional vessels or to pursue LNG or LPG projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006.  The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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